April 14, 2011	Kevin A. Cudney Attorney at Law 303.223.1166 tel 303.223.0966 fax kcudney@bhfs.com
Via EDGAR and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Ms. Stacie Gorman
Re:	Pinnacle Entertainment, Inc. Registration Statement on Form S-3 Filed March 16, 2011 File No. 333-172884
Dear Ms. Gorman:
     This letter is being filed on behalf of our client, Pinnacle Entertainment, Inc. (the “Company”), in response to a comment received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2011 with respect to the Company’s Registration Statement on Form S-3 filed on March 16, 2011 with the Commission (the “Form S-3”). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comment is highlighted in bold below and is followed by the Company’s response.
     The Company filed an Amendment No. 1 to the Form S-3 on April 14, 2011 (“Amendment No. 1”), which contains a revised response to Question 5 on Page 19 and 20 in response to the Staff’s comment, and other changes. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Form S-3 filed on March 16, 2011.
Form S-3
Membership, page 19
5. How do I apply for membership ...”?, page 19
1.	On page 19, we note that you will deliver a prospectus and application when you believe a member is eligible for the Owner’s Club Stock Program. Please tell us if non-Owner’s Club level members will be aware of your Stock Program and the benefits of receiving your shares. If so, discuss how they are informed of such possibility. Also, clarify if eligible members you have not identified would have a means to obtain an application and prospectus. Finally, explain your determination that prospectus delivery is warranted only after a loyalty program member accrued 175,000 points.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

April 14, 2011

Response:
The fact that participants in the Company’s mychoice customer loyalty program (the “mychoice program”) may become eligible to apply for membership in the Company’s Owner’s Club Stock Program is publicly known by virtue of the Company’s filing of the Form S-3. Further, the Company issued a press release on April 11, 2011 announcing the launch of the revamped mychoice program and stating that participants in the Owner’s Club tier of the mychoice program who apply and are accepted into the Company’s Owner’s Club Stock Program will receive shares of the Company’s common stock after the Form S-3 has become effective. The Company filed the press release with the Commission as a free writing prospectus contemporaneously with the issuance of the press release. The press release provides details on how customers may request a copy of the prospectus for the Company’s Owner’s Club Stock Program. In response to the Staff’s comment, the Company expects to advise in future press releases, advertisements and other promotional materials that customers that become members of the Owner’s Club tier of the mychoice program are eligible to apply for membership in the Company’s Owner’s Club Stock Program and that customers who are interested in learning more about the Company’s Owner’s Club Stock Program may obtain a prospectus and application form free of charge by calling a toll-free telephone number. As a result, non-Owner’s Club tier participants in the mychoice program will be aware of the Company’s Owner’s Club Stock Program and the benefits of receiving shares of the Company’s common stock.
The Company believes that, to the extent that any communications with regard to the mychoice program that reference the Company’s Owner’s Club Stock Program would be deemed to constitute an offer of the Company’s common stock, such offer would be made by means of an issuer free writing prospectus in accordance with Rules 164 and 433 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is a “well-known seasoned issuer” as defined in Securities Act Rule 405, and, therefore, in accordance with Securities Act Rule 433(b)(1), there is no requirement that a free writing prospectus used by the Company be accompanied or preceded by the most recent prospectus. At any time when the Company makes an offer by means of a free writing prospectus, the latest prospectus describing the Company’s Owner’s Club Stock Program will be on file with the Commission, and the legend required by Securities Act Rule 433(c)(2)(i) will be included in the communication. Such legend will specify that interested persons may access the registration statement and prospectus for free by visiting EDGAR on the Commission’s website at www.sec.gov, or alternatively, that the Company will arrange to send a prospectus if requested by calling toll-free 1-877-764-8750. The Company intends to file with the Commission a free writing prospectus including the information to be utilized in connection with the mychoice program which references the Company’s Owner’s Club Stock Program no later than the date of first use of such communication. In accordance with Securities Act Rule 433(d)(3), the Company will file with the Commission any such subsequent communications that would be deemed a free writing prospectus by virtue of referencing the Company’s Owner’s Club Stock Program, to the extent that such communications contain substantive changes from or additions to the filed free writing prospectuses.
As described in the Form S-3, only participants in the mychoice program who have earned or obtained at least 175,000 points are eligible to apply for membership in the Company’s Owner’s Club Stock Program. The Company will track the number of participants who have earned or obtained 175,000 points in the mychoice program and will deliver copies of the prospectus and application form for the Company’s Owner’s Club Stock Program to those participants. If the Company fails to notify a participant in the mychoice program that such participant has become eligible to apply for membership in the Company’s Owner’s Club Stock Program, such participant (as well as anyone else) is free to contact the Company to request copies of the prospectus and application form by calling a toll-free telephone number as described above.

April 14, 2011

While the Company will deliver a copy of the prospectus for the Owner’s Club Stock Program to anyone who requests one, the Company believes that delivery of a prospectus is required only after a participant in the mychoice program has earned 175,000 points and that the Owner’s Club Stock Program, as described in the Form S-3, complies with the requirements of Section 5 of the Securities Act, including applicable prospectus delivery requirements, for the following reasons:
•	The Company has filed the Form S-3 for the offering of shares of its common stock under the Company’s Owner’s Club Stock Program.

•	The Company will not accept applications for membership in the Company’s Owner’s Club Stock Program or make any sales of securities thereunder until the Form S-3 is effective.

•	Any prospectus used in offering shares of the Company’s common stock under the Company’s Owner’s Club Stock Program will meet the requirements of Section 10 of the Securities Act. As noted above, the Company has filed the press release announcing the launch of the revamped mychoice program, including the Owner’s Club Stock Program, with the Commission as a free writing prospectus contemporaneously with the issuance of the press release. As needed, the Company will supplement or amend the prospectus for the Owner’s Club Stock Program in the future. Further, as noted above, the Company intends to file as a free writing prospectus (as required pursuant to Securities Act Rule 433) any future press releases, advertisements and other promotional materials related to the Owner’s Club Stock Program that would constitute an offer of the Company’s common stock. In accordance with Securities Act Rule 433(d)(3), the Company will file with the Commission any such subsequent communications that would be deemed a free writing prospectus, to the extent that such communications contain substantive changes from or additions to a free writing prospectus previously filed with the Commission.

•	The Company will assure that each individual applying for membership in the Company’s Owner’s Club Stock Program has received a copy of the prospectus before being accepted as a member and receiving shares of the Company’s common stock. The Company tracks all participants in the mychoice program and will deliver copies of the prospectus and application form for the Company’s Owner’s Club Stock Program to those participants who have earned or obtained at least 175,000 points. The application form, which is filed as an exhibit to Amendment No. 1, requires each applicant to certify that such applicant has received the prospectus describing the Company’s Owner’s Club Stock Program. Further, the Company will track recipients of prospectuses and check that each individual applying for membership in the Company’s Owner’s Club Stock Program is an individual to whom the Company has mailed a prospectus. If the Company’s records do not reflect that it has mailed a copy of the prospectus to a particular individual applying for membership in the Company’s Owner’s Club Stock Program, the Company will promptly mail a copy of the prospectus to such individual and request that the individual execute a new application form. As a result, no security will be sold or delivered under the Company’s Owner’s Club Stock Program without being preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act.
The Company has revised the response to Question 5 on pages 19 and 20 of Amendment No. 1 in response to the Staff’s comment, and to further clarify how copies of the prospectus and application form may be obtained from the Company, as well as the circumstances in which the Company may deny an applicant admission to the Company’s Owner’s Club Stock Program. Below is a revised version of this section of the Form S-3, underlining the revised text.

April 14, 2011

“5. How do I apply for membership in and become a member of the Owner’s Club Stock Program?
We will send a copy of this prospectus together with an application form to each individual who we believe is eligible for membership in the Owner’s Club Stock Program. If an individual desires to request copies of this prospectus and the application form, then he or she may contact us by calling toll-free 1-877-764-8750.
To apply, an individual must complete the application form and send it to our Office of General Counsel at the address listed above. We will issue to you shares of our common stock upon admitting you as a member in the Owner’s Club Stock Program, but we will not otherwise notify you that you are admitted as a member. We will, however, notify you if your application for membership is denied. Depending on how you have elected to receive your shares, you will receive a notice from your broker or our transfer agent upon your receiving the award of shares of our common stock under the program.
We reserve the right to deny any eligible applicant admission to the Owner’s Club Stock Program if (i) such applicant resides in a jurisdiction where the offering, selling or soliciting offers or sales of our common stock would be unlawful, (ii) admitting such applicant would cause us to violate any federal, state or local law or regulation, or (iii) such applicant is indebted to us and any part of the indebtedness is past due.
Because membership in our Owner’s Club Stock Program is open only to U.S. citizens and permanent residents of the United States, we will not send an application package (as described above) to individuals whose primary address on our records is outside of the United States. Individuals with primary addresses outside of the United States who believe that they are eligible for membership in our Owner’s Club Stock Program should contact our Office of General Counsel at the address or telephone number listed above for instructions on how to apply for membership.
To become a participant in the mychoice customer loyalty program, you may enroll at one of our casinos.”
In addition, the Company has revised the Form S-3 to:
•	incorporate the Company’s most recent Commission filings by reference (see page 1 of Amendment No. 1);

•	reflect that the Company’s Owner’s Club Stock Program will be administered by the Company’s Office of General Counsel as opposed to solely by the Company’s Vice President and Corporate Counsel (see, e.g., page 19 of Amendment No. 1);

•	update the expenses set forth in Item 14 of Part II (see page II-1 of Amendment No. 1); and

•	make other corresponding changes.
* * * * * *

April 14, 2011

With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me at (303) 223-1166.

Sincerely,
/s/ Kevin A. Cudney
Kevin A. Cudney